

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2026

Yang Wang
Director and Chief Executive Officer
NaaS Technology Inc.
Newlink Center, Area G, Building 7, Huitong Times Square,
No.1 Yaojiayuan South Road, Chaoyang District,
Beijing, 100024, The People's Republic of China

> **Re: NaaS Technology Inc.**
> **Registration Statement on Form F-1**
> **Filed March 11, 2026**
> **File No. 333-294212**

Dear Yang Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard Chang